Biotech Acquisition Co

545 West 25th Street, 20th Floor

New York, NY 10001

VIA EDGAR

January 19, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Anuja A. Majmudar, Esq.

Re:	Biotech Acquisition Co.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 12, 2021

File No. 333-251834

Dear Ms. Majmudar:

Biotech Acquisition Co. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated January 14, 2021 regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 submitted to the Commission on January 12, 2021. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are filing with the Commission Amendment No. 2 to the Company’s Registration Statement, which reflects our revisions according to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form S-1 Submitted November 13, 2020

Exhibit 4.4, page 16

1.       Section 9.8 of your warrant agreement appears to state that certain modifications or amendments including any amendment to increase the Warrant Price or shorten the Exercise Period, shall require the vote or written consent of the registered holders of a majority of the then-outstanding public warrants. However, disclosure on page 50 of your prospectus states that the approval by the holders of at least 65% of the then-outstanding public warrants is required to make any change that adversely affects the interests of the registered holders of public warrants. The provision and your disclosure appear to be inconsistent. Please revise or advise.

In response to the Staff’s comment, we have revised our disclosure on pages 38, 50, and 122 of Amendment No. 2 to the Company’s Registration Statement to clarify that, as set forth in Exhibit 4.4, the approval of the holders of a majority of the then-outstanding public warrants is required to make any change that adversely affects the interests of the registered holders of public warrants.

In addition, we note that, in response to an oral comment received by our counsel, Richard Baumann, from Yong Kim, Staff Accountant, the auditor’s consent filed with Amendment No, 1 to the Company’s Registration Statement has been corrected.

* * *

U.S. Securities & Exchange Commission

Attn: Anuja A. Majmudar, Esq.

Re: Biotech Acquisition Co.

January 19, 2021

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Richard Baumann, at rbaumann@egsllp.com or by telephone at 917-882-2727 (mobile) or 646-895-7112 (office).

Sincerely,

/s/ Michael Shleifer
Michael Shleifer, Chief Executive Officer
Biotech Acquisition Co.

cc: Richard Baumann, Esq.